Exhibit 99.1
KNR Trinity Holdings LLC
Financial Statements as of and for the Years ended December 31, 2016 and 2015 (Unaudited)

These financial statements have not been audited by our independent accountants, and they assume no responsibility for such financial statements.
KNR TRINITY HOLDINGS LLC

TABLE OF CONTENTS

Page
FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2016 and 2015 (UNAUDITED):
Statement of Assets and Liabilities	1
Statement of Operations	2
Statement of Changes in Capital	3
Statement of Cash Flows	4
Notes to Financial Statements	5-9

KNR TRINITY HOLDINGS LLC

CAPITAL		
Beginning of Period, January 1, 2015	$	208,674
Contributions		-
Net Income (Loss)		(170,174)
End of Period, December 31, 2015	$	38,500
Contributions		-
Net Income (Loss)		13,600
End of Period, December 31, 2016	$	52,100

See notes to financial statements.

KNR TRINITY HOLDINGS LLC

	2016	2015
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (Loss)	$ 13,600	$ (170,174)
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:		
Net Unrealized (Gains) Losses from Investment in Trinity River Energy, LLC	(13,600)	170,200
Change in Assets and Liabilities:		
Accounts Payable and Accrued Liabilities	-	(26)
Net Cash Provided by (Used in) Operating Activities	-	-
NET CHANGE IN CASH		
CASH — Beginning of Period	-	-
CASH — End of Period	$ -	$ -

See notes to financial statements.

KNR TRINITY HOLDINGS LLC
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE PERIODS ENDED DECEMBER 31, 2016 and 2015 (UNAUDITED)

1. ORGANIZATION
KNR Trinity Holdings LLC (the “Aggregator”), a Delaware limited liability company, was formed on July 18, 2014 and commenced operations on September 30, 2014. The Aggregator’s primary purpose is to invest in Trinity River Energy, LLC (“Trinity River”). The members of the Aggregator contributed approximately $635.5 million of equity interests in Trinity River on September 30, 2014 in exchange for their pro‑rata membership interests in the Aggregator.
Summary of Significant Accounting Principles
Basis of Presentation—The accompanying financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that could affect the amounts reported in the Aggregator’s financial statements and accompanying notes. Actual results could differ from management’s estimates.
Investments—Investments are carried at estimated fair value and are accounted for on a trade‑date basis. Distribution income, if any, is recorded when declared.
Cash—Cash includes cash on hand and cash held in banks.
Fair Value Option—The Aggregator elected the fair value option of accounting for its investments for the primary purpose of enhancing the transparency of its financial condition. Related unrealized gains and losses are reported in the consolidated statement of operations.
Fair Value Measurements—Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Where available, fair value is based on observable market prices or parameters, or derived from such prices or parameters. Where observable prices or inputs are not available, valuation models are applied. These valuation techniques involve some level of management estimation and judgment, the degree of which is dependent on the price transparency for the instruments or market and the instruments’ complexity for disclosure purposes.
Assets and liabilities recorded at fair value in the statement of assets and liabilities are categorized based upon the level of judgment associated with the inputs used to measure their value. Hierarchical levels, as defined under GAAP, are directly related to the amount of subjectivity associated with the inputs to fair valuations of these assets and liabilities, and are as follows:
Level 1—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date.
The Aggregator did not have any assets valued using Level 1 inputs as of December 31, 2016 or 2015.
Level 2—Inputs, other than quoted prices included in Level 1, are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar instruments in active markets, and inputs other than quoted prices that are observable for the asset or liability.
The Aggregator did not have any assets valued using Level 2 inputs as of December 31, 2016 or 2015.
Level 3—Inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.
As of December 31, 2016 and 2015, the Aggregator’s investment in Trinity River Energy, LLC was valued using Level 3 inputs.
A significant decrease in the volume and level of activity for the asset or liability is an indication that transactions or quoted prices may not be representative of fair value because in such market conditions there may be increased instances of transactions that are not orderly. In those circumstances, further analysis of transactions or quoted prices is needed, and a significant adjustment to the transactions or quoted prices may be necessary to estimate fair value.
The availability of observable inputs can vary depending on the financial asset or liability and is affected by a wide variety of factors, including, for example, the type of product, whether the product is new, whether the product is traded on an active exchange or in the secondary market, and the current market condition. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Aggregator in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Aggregator’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and consideration of factors specific to the asset. The variability of the observable inputs affected by the factors described above may cause transfers between Levels 1, 2, and/or 3, which the Aggregator recognizes at the beginning of the reporting period.
Many financial assets and liabilities have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the Aggregator and others are willing to pay for an asset. Ask prices represent the lowest price that the Aggregator and others are willing to accept for an asset. For financial assets and liabilities whose inputs are based on bid‑ask prices, the Aggregator does not require that fair value always be a predetermined point in the bid‑ask range. The Aggregator’s policy is to allow for mid‑market pricing and adjusting to the point within the bid‑ ask range that meets the Aggregator’s best estimate of fair value.
Depending on the relative liquidity in the markets for certain assets, the Aggregator may transfer assets to Level 3 if the Aggregator determines that observable quoted prices, obtained directly or indirectly, are not available. The valuation techniques used for the assets and liabilities that are valued using Level 3 inputs of the fair value hierarchy are described below.
Investment in Trinity River Energy, LLC—The investment in Trinity River Energy, LLC was initially valued at the transaction price and subsequently valued using internally developed models in the absence of readily observable market prices. The valuation model is based on a discounted cash flow analysis, which incorporates significant assumptions and judgments. Estimates of key inputs used in this methodology include commodity price forecasts and the weighted average cost of capital, and the valuation for Trinity River does not include a minimum illiquidity discount. In addition, the valuation generally incorporates both commodity prices as quoted on indices and long‑term commodity price forecasts, which may be substantially different from, and are currently higher than, commodity prices on certain indices for equivalent future dates. Long‑term commodity price forecasts are utilized to capture the value of the investment across a range of commodity prices and to reflect price expectations that are estimated to be required to balance demand and production in global commodity markets over the long‑term.
Key unobservable inputs that have a significant impact on the Aggregator’s Level 3 valuations as described above are included in Note 2. The Aggregator utilizes several unobservable pricing inputs and assumptions in determining the fair value of its Level 3 investments. These unobservable pricing inputs and assumptions may differ in the application of the Aggregator’s valuation methodologies. The reported fair value estimates could vary materially if the Aggregator had chosen to incorporate different unobservable pricing inputs and other assumptions or if the Aggregator used a different methodology. The unobservable inputs used to determine fair value of recurring assets may have similar or diverging impacts on valuation. Significant increases and decreases in these inputs in isolation and interrelationships between those inputs could result in significantly higher or lower fair value measurement.
Valuation Process
The valuation process involved for Level 3 measurements is completed on a quarterly basis and is designed to subject the valuation of Level 3 investments to an appropriate level of consistency, oversight, and review. KKR has a private markets valuation committee for real assets investments. The private markets valuation committee may be assisted by subcommittees and a valuation team. The energy valuation teams contain investment professionals who participate in the preparation of preliminary valuations and oversight for those investments. The valuation committees and teams are responsible for coordinating and consistently implementing the valuation policies, guidelines and processes.
For assets classified as Level 3, the investment professionals are responsible for documenting preliminary valuations based on various factors including their evaluation of financial and operating data, company specific developments, market valuations of comparable companies and model projections discussed above. All valuations are approved by the valuation committee.
The investment in Trinity River is an equity method investment. The financial statements for Trinity River have been attached as the following document.
2. FAIR VALUE DISCLOSURE
The following table presents information about the Aggregator’s investments measured at fair value on a recurring basis as of December 31, 2016 and 2015, and indicates the fair value hierarchy of the inputs utilized by the Aggregator to determine such fair value (amounts in thousands):
For the years ended December 31, 2016 and 2015, there were no transfers between levels.

The following table presents additional information about investments that are measured at fair value on a recurring basis for which the Aggregator has utilized Level 3 inputs to determine fair value as of December 31, 2016 and 2015 (amounts in thousands):
The following table presents additional information about valuation techniques and inputs used for assets that are measured at fair value and categorized within Level 3 as of December 31, 2016 and 2015 (dollar amounts in thousands):

Balance as of December 31, 2016	Valuation Techniques	Unobservable Input	Range (Weighted Avera
Assets:				
Investment in Trinity River Energy, LLC	$ 52,100	Discounted Cash Flows	Weighted Average Cost of Capital	9%-14% (12%)
			Average Price Per BOE(1)	$18.63-$21.41 ($19

(1) Commodity prices may be measured using a common volumetric equivalent where one barrel of oil equivalent ("BO of six thousand cubic feet of natural gas to one barrel of oil, condensate or natural gas liquids. The price per BOE is pro various comodity price inputs used to value the investment over a common volumetric equivalent. The discounted cash production of liquids (oil, condensate, and natural gas liquids) and natural gas with a forecasted revenue ratio of appro natural gas.

	Balance as of December 31, 2015	Valuation Techniques	Unobservable Input	Range (Weighted Avera
Assets:				
Investment in Trinity River Energy, LLC	$ 38,500	Discounted Cash Flows	Weighted Average Cost of Capital	6%-13% (10%)
			Average Price Per BOE(1)	$14.16-$22.81 ($20
		Market Comparables	Forward EBITDA multiple	7x (7x)

(1) Commodity prices may be measured using a common volumetric equivalent where one BOE is determined using the of natural gas to one barrel of oil, condensate or natural gas liquids. The price per BOE is provided to show the aggrega inputs used to value the investment over a common volumetric equivalent. The discounted cash flows include forecaste condensate, and natural gas liquids) and natural gas with a forecasted revenue ratio of approximately 23% liquids and

3. CONCENTRATION OF RISK
In the ordinary course of business, the Aggregator manages a variety of risks, including market risk and credit risk. Market conditions such as commodity prices, interest rates, availability of credit, inflation rates, economic uncertainty, changes in regulations and laws, and trade barriers may affect the level and volatility of the value and liquidity of the Aggregator’s investment. Market risk is a risk of potential adverse changes to the value of the investment because of changes in market conditions such as volatility in commodity prices and interest rate movements.
As the investment in Trinity River is concentrated in oil and natural gas working interests, fluctuations in oil and natural gas commodity prices have a significant impact on value.
4. CONTINGENCIES
From time to time, the Aggregator may be subject to legal proceedings and claims in the ordinary course of business. The Aggregator is not currently aware of any such legal proceedings or claims that are expected to have, individually or in the aggregate, a material adverse effect on its business, financial position, operating results or cash flows.
5. SUBSEQUENT EVENTS
The Aggregator evaluated subsequent events through March 29, 2017 and determined that no additional disclosures were necessary.
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